Exhibit 99.115

DHX Media announces intention to issue senior unsecured notes

HALIFAX, Nov. 19, 2014 /CNW/ - DHX Media Ltd. (the "Company" or "DHX") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announced today that it intends to issue senior unsecured notes (the "Notes"), on a private placement basis.

The Notes will be offered in a private placement in Canada under available prospectus exemptions. The Notes will also be offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and outside the Unites States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The precise timing, size and terms of the offering are subject to market conditions and other factors. The Company intends to utilize the proceeds from the offering to repay indebtedness under its existing credit facilities and related fees and expenses.

The Notes will rank behind the Company's existing senior secured debt facilities. This issuance is not expected to materially change the amount of debt carried by the company. The Company expects that this issuance will reduce the amount of cash required to service its debt, as the Notes are expected to have a bullet repayment in seven years.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the timing, size and terms of the offering of the Notes. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:37e 19-NOV-14